Updated 03/19/13

SECTION XIV
COLLINS CAPITAL INVESTMENTS, LLC.
CODE OF ETHICS

A.           Introduction.  The Firm’s code of ethics (the “Code of Ethics”) as set forth below is designed to ensure that all Firm employees are aware of and adhere to the policies and procedures of the Firm.  Maintaining a spirit of openness, honesty and integrity are of paramount importance at the Firm.  The Firm believes that its employees should feel comfortable expressing their opinions and should be vigilant about alerting senior management of anything they deem amiss with respect to the Firm’s business, operations or compliance.  As evidence of the Firm’s commitment to operating with integrity, the Firm has adopted this Code of Ethics, which shall be amended from time to time.  The purpose of this Code of Ethics is to identify the ethical and legal framework in which the Firm and its employees are required to operate and to highlight some of the guiding principles and mechanisms for upholding the Firm’s standard of business conduct, as set forth below.  Employees will be required to acknowledge receipt of the Code of Ethics by executing the Acknowledgement and Agreement to Abide by Compliance Policies and Procedures attached to this Manual as Exhibit B. [See SEC Rule 204A-1 adopted under the Advisers Act, Rule 17j-1 under the Investment Company Act and CFTC’s Statement of acceptable Practices regarding ethics training.]

B.           Standard of Business Conduct.  It is the responsibility of all employees to ensure that the Firm conducts its business with the highest level of ethical standards and in keeping with its fiduciary duties to the Firm’s clients.  Employees have a duty to place the interests of the Firm’s clients first, and to refrain from having outside interests that conflict with the interests of its clients.  To this end, employees are required to maintain the following standards:

1.	Compliance with all Covered Laws, including, but not limited to, federal securities laws;

2.	Compliance with the Firm’s compliance policies and procedures, as shall be updated from time to time;

3.	Honest and fair dealings with clients;

4.	Disclosure to clients of potential and actual conflicts of interest;

5.
Exercise diligence in making investment recommendations or taking investment actions, including but not limited to maintaining objectivity, considering the suitability of an investment for a particular client or portfolio and keeping appropriate records;

6.	Obtain written consent from the Firm for all independent business practices; and

7.
Immediate disclosure to the Firm’s management of any matters that could create a conflict of interest, constitute a violation of any government or regulatory law, rule or regulation or constitute a violation of the Firm’s policies and procedures.

C.           Prohibited Conduct.  Firm employees must avoid any circumstances that might adversely affect, or appear to affect, their duty of complete loyalty to the Firm’s clients.  Neither the Firm nor any of its employees shall:

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1.
Employ any device, scheme or artifice to defraud, or engage in any act, practice, or course of conduct that operates or would operate as a fraud or deceit upon, any client or prospective client or any party to any securities transaction in which the Firm or any of its clients is a participant;

2.
Make any untrue statement of a material fact or omit to state to any person a material fact necessary in order to make a statement of the Firm, in light of the circumstances under which it is made, materially complete and not misleading;

3.	Engage in any act, practice or course of business that is fraudulent, deceptive, or manipulative, particularly with respect to a client or prospective client;

4.	Engage in any manipulative practices; or

5.
Cause the Firm, acting as principal for its own account or for any account in which the Firm or any person associated with the Firm has a beneficial interest, to sell any security to or purchase any security from a client in violation of any applicable law, rule or regulation.

D.           Privacy of Client Information.  All information relating to clients’ portfolios and activities and to proposed recommendations is strictly confidential.  Consideration of a particular purchase or sale for a client account may not be disclosed, except to authorized persons.

The following are potentially compromising situations which must be avoided.  Any exceptions must be reported to the CCO and written approval for continuation must be obtained from the CCO:

1.	Participation in civic or professional organizations that might involve divulging confidential information of the Firm.

2.	Engaging in any form of harassment with is prohibited by law.

3.
Investing or holding outside interest or directorship in clients, vendors or customers or competing firms, including financial speculations, where such investment or directorship might influence in any manner a decision or course of action of the Firm.  In the limited instances in which service as a director is authorized by the Firm, employees serving as directors will be isolated from other employees who are involved in making decisions as to the securities of that company through procedures determined by the Firm to be appropriate according to the circumstances.

4.
Engaging in any financial transaction with any of the Firm’s vendors, investors or employees, including but not limited to: providing any rebate, directly or indirectly, to any person or entity that has received compensation from the Firm; accepting, directly or indirectly, from any person or entity, other than the Firm, compensation of any nature as a bonus, commission, fee, gratuity or other consideration in connection with any transaction on behalf of the Firm; beneficially owning any security of, or have, directly or indirectly, any financial interest in, any other organization engaged in securities, financial or related business, except for beneficial ownership of not more than one percent (1%) of the outstanding securities of any business that is publicly owned.

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5.	Unlawfully discussing trading practices, pricing, clients, research, strategies, processes or markets with competing firms or their personnel.

6.	Making any unlawful agreement with vendors, existing or potential investment targets or other organizations.

7.	Improperly using or authorizing the use of any inventions, programs, technology or knowledge which are the proprietary information of the Firm.

8.
Communicating any information regarding the Firm, the Firm’s investment products and services, or any client to prospective clients, investors, journalists, clients or regulatory authorities that is not accurate, or omitting to state a material fact necessary in order to make the statements the Firm has made to such person not misleading.

9.	Engaging in any conduct that is not in the best interest of the Firm or might appear to be improper.

10. Disclosure of any information regarding the Mutual Fund portfolio holdings shall be consistent with the requirements of the TPM Policy on Disclosure of Portfolio Holdings.

E.           Personal Securities Transactions.  Purchasing or selling securities while in possession of material, non-public information is a violation of U.S. securities laws.  All employees shall comply with the Firm’s Personal Account Trading Policy (which is set forth in Section XV of this Manual), as required by the Investment Advisers Act, Rule 204A-1 and the Investment Company Act, 17j-1. Such requirements include pre-aproval and reporting of certain transactions as outlined in the policy, as well as the requirement that employees not take personal advantage of any opportunity belonging to the Firm or any of its Clients, and are detailed in Section XV.

F.           Conflicts of Interests.  The Firm has a duty to disclose potential and actual conflicts of interest to its clients.  Employees may not use any confidential information or otherwise take inappropriate advantage of their positions for the purpose of furthering any private interest or as a means of making any personal gain.  Additionally, employees and their immediate families may not accept any benefit from a client or person who does business with the Firm, other than business courtesies and non-cash gifts of nominal value (i.e., de minimis gifts, which are usually defined as having a value under $100.00).

G.           Service as a Director.  No employee may serve as a director of a publicly-held company without prior approval by the CCO based upon a determination that service as a director would not be adverse to the interests of any client.  In the limited instances in which such service is authorized, employees serving as directors will be isolated from other employees who are involved in making decisions as to the securities of that company through procedures determined by the CCO to be appropriate in the circumstances.

H.           Communications and Social Media.  Employees are prohibited from using non-firm approved communication devices and software to conduct any type of firm correspondence or business.  As described more fully in the Firm’s Internet Social Networking Policy (Section XXIII of this manual), the nature of the Firm’s business should not be discussed using social networking sites. It is the Firm’s policy, among other items,  to strictly limit any references to the Firm or its business that might be construed as an offer of securities, even if no such offer is intended.

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I.             Political Contributions.  SEC Rule 206(4)-5 “Pay to Play”, prohibits an investment  adviser from providing advisory services for compensation to a government entity for a two-year period after the adviser or any of its covered associates makes a contribution to a public official or candidate for such office who will be in a position to influence the award of advisory business (Section XXIV of this manual).  Employees are required to adhere to this policy and the requirements of this rule.

J.            Reporting of Violations.  Employees are required to promptly report all actual or potential conflicts of interest, violations of any government or regulatory law, rule or regulation or violations of the Firm’s policies and procedures.  Such reports shall be made to the CCO and may be made on a confidential or non-confidential basis, using the “Whistleblower” functionality of the Compliance11 system, orally in person or by phone, or in writing hand delivered or sent by e-mail or fax.  Any action taken against a person who reports a violation or potential violation shall be a violation of the Code of Ethics (See Section XXV of this Manual).

K.           Training.  Formal ethics training for employees will occur on a periodic basis, as outlined in Exhibit K, Code of Ethics Training.  The training will be documented and maintained with the Firm’s books and records.  Training will include a review of and a discussion of any changes in the laws, rules and regulations applicable to the Firm’s business and operations.

L.           Review and Enforcement.  [Section 204A-1 of the Advisers Act.]  The CCO is responsible for ensuring adequate supervision over the activities of all persons who act on the Firm’s behalf in order to prevent and detect violations of the Code of Ethics by such persons.  Specific duties include, but are not limited to:

1.	Adopting, implementing and enforcing the Firm’s compliance and supervisory procedures and controls, including those set forth in this Manual to ensure compliance with the Covered Laws;

2.	Ensuring that all employees fully understand the Firm’s compliance policies and procedures;

3.
Ongoing review and monitoring of the Firm’s operations and its compliance policies and procedures to ensure that it has a system designed to provide reasonable assurance that the Firm’s compliance policies and procedures are effective and are being followed.

Upon discovering that any person has failed to comply with the requirements of this Code of Ethics, the Firm may impose on that person whatever sanctions the CCO and management consider appropriate under the circumstances, including censure, suspension, limitations on permitted activities, or termination of employment.

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M.           Policies and Procedures Not Exclusive.  This Code of Ethic’s policies, procedures, standards and restrictions do not and cannot address each potential conflict of interest.  Ethics and faithful discharge of the Firm’s fiduciary duties require adherence to the spirit of this Code of Ethics and awareness that activities other than personal securities transactions could involve conflicts of interest.  If there is any doubt about the application, or potential application, of this Code of Ethics, or any of the Firm’s compliance policies and procedures to a specific situation or occurrence, the CCO should be consulted.

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SECTION XV

PERSONAL ACCOUNT TRADING POLICY

All access employees shall comply with the procedures governing personal securities transactions set forth below.  To facilitate a uniform policy that can be applied to all personnel for purposes of compliance with applicable regulations, all permanent employees of the firm are deemed covered by this program. While the firm applies the restrictions and reporting requirements to all permanent employees, without a determination if they would otherwise meet the requirements of an access person under securities laws, it will only apply such requirements to interns, temporary and/or contract employees if those employees otherwise meet the definition of an access person as then currently defined.

A.           Introduction.  The following procedures are designed to assist the CCO in avoiding potential conflicts of interests and detecting and preventing abusive sales practices such as “scalping” or “front running” and to highlight potentially abusive “soft dollar” or brokerage arrangements should the potential for these situations arise for the Firm. In addition, taking into consideration the nature of the Firm’s investment advisory business, the following requirements are implemented to prevent and detect insider trading as explained in Section XVI of this manual.

Strict compliance with the Firm’s Personal Account Trading Policy (“Personal Trading Policy”) is essential to the Firm and its reputation.  This Personal Trading Policy, and the procedures described herein, are in addition to and separate from (i) the Policy to Detect and Prevent Insider Trading (set forth in Section XVI of this Manual), and (ii) other provisions of law applicable to individual transactions by investment advisory personnel, securities industry employees and fiduciaries generally.  NONCOMPLIANCE WITH THIS PERSONAL TRADING POLICY CAN BE GROUNDS FOR IMMEDIATE DISMISSAL BY THE FIRM OF ANY EMPLOYEE.  Every employee of the Firm is expected to be familiar with this Personal Trading Policy and the procedures contained herein.  These matters can be reviewed with the CCO at any time.

B.           Responsibility.  The CCO shall maintain current and accurate records of all personal securities transactions in which employees have a direct or indirect beneficial interest.  For purposes of this Code of Ethics the following terms shall have the meanings set forth below:

1.
Security. The term “security” means any note, stock, treasury stock, security future, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, pre-organization certificate or subscription, transferable share, investment contract, voting-trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any put, call, straddle, option, or privilege on any security (including a certificate of deposit) or on any group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, or, in general, any interest or instrument commonly known as a "security", or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guaranty of, or warrant or right to subscribe to or purchase any of the foregoing [Advisors Act Section 202(18) definition].

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2.
Beneficial Interest.  The term “beneficial interest” of securities is broad.  It includes not only securities that an employee owns directly, and not only securities owned by others specifically for the employee’s benefit, but also (i) securities held by the employee’s spouse, minor children and relatives who live full time in his or her home; and (ii) securities held by another person if by reason of any contract, understanding, relationship, agreement or other arrangement the employee obtains benefits substantially equivalent to ownership.  Some examples of when beneficial ownership would exist are where securities are held:

a.	by an employee for his or her own benefit, whether bearer, registered in his or her own name, or otherwise;

b.	by others for the employee’s benefit (regardless of whether or how registered), such as securities held for the employee by custodians, brokers, relatives, executors or administrators;

c.	for an employee’s account by a pledgee;

d.
by a trust in which an employee has an income or remainder interest unless the employee’s only interest is to receive principal if (a) some other remainderman dies before distribution or (b) if some other person can direct by will a distribution of trust property or income to the employee;

e.
by an employee as trustee or co-trustee, where either the employee or any member of his or her immediate family (i.e., spouse, children and their descendants, stepchildren, parents and their ancestors, and step-parents, in each case treating a legal adoption as blood relationship) has an income or remainder interest in the trust;

f.	by a trust of which the employee is the settlor, if the employee has the power to revoke the trust without obtaining the consent of all the beneficiaries1;

g.	by any non-public partnership in which the employee is a partner;

h.	by a personal holding company controlled by the employee alone or jointly with others;

i.	in the name of the employee’s spouse unless legally separated;

j.
in the name of minor children of the employee or in the name of any relative of the employee or of his or her spouse (including an adult child) who is presently sharing the employee’s home.  This applies even if the securities were not received from the employee and the dividends are not actually used for the maintenance of the employee’s home; and

k.
in the name of any person other than the employee, even though the employee does not obtain benefits substantially equivalent to those of ownership, if the employee can vest or re-vest title in himself or herself.

1 Investments in the affiliated Collins funds are separately available to the CCO and are not required to be separately reported.

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C.           Exempt Securities – No Pre-Clearance or Reporting Required The following securities are defined as Exempt Securities, and are not reportable per Rule 204A-1. Exempt Securities are exempt from both the pre-clearance and reporting requirements under the Policy:

1.	Direct obligations of the Government of the United States.

2.	Bankers’ acceptances, bank certificates of deposit, commercial paper, and high quality short-term debt instruments, including repurchase agreements;

3.	Shares issued by money market funds.

4.
Shares issued by open-end investment companies that are not reportable funds (see Rule 204A-1 – In other words, mutual funds generally not advised by the Firm or sub-advised by the Firm or by someone under common control as the Firm)

a.	These may typically be held in one of the following manners:

i.	Directly with a mutual fund company
1.	For example, traditional, IRA or 529 savings plans

ii.
Within a brokerage account (note that if held within a brokerage account, the mutual funds themselves are exempt securities, however the detail of the brokerage account must be monitored and reported).

5.	Shares issued by unit investment trusts that are invested exclusively in one or more open-end mutual funds, none of which are reportable funds~~.~~

a.	Typical examples of this include variable insurance contracts funded by insurance company separate accounts. These could include variable life insurance and variable annuity contracts.

D:           Exempt Transactions – No Pre-Clearance Required but Reporting may be Required The following Exempt Transactions are not subject to the pre-clearance requirements under the Policy, although they are still subject to the reporting requirements under the Policy unless noted otherwise.

1.
Any transaction in Securities made in an Account over which an employee does not have any direct or indirect influence or control.  Such transactions are also exempt from the reporting requirements (Rule 204A-1(b)3).

2.
Transactions effected through an automatic investment plan or dividend reinvestment plan pursuant to a pre-set amount and pre-determined schedule. 2 Such transactions are also exempt from the reporting requirements (Rule 204A-1(b)3).

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3.	Purchases of Securities by exercise of rights issued to the holders of a class of Securities pro rata, to the extent they are issued with respect to Securities of which you have Beneficial Ownership.

4.
Acquisitions or dispositions of Securities as the result of a stock dividend, stock split, reverse stock split, merger, consolidation, spin-off or other similar corporate distribution or reorganization applicable to all holders of a class of Securities of which you have Beneficial Ownership.

5.
Transactions in securities of closed-end investment companies that are not advised by Firm Management or its U.S. affiliates or sub-advised by the Firm (“Non-Affiliated Closed End Funds”) For purposes of this procedure, this would include Exchange Traded Funds (ETF’s).

6.	Transactions in shares of registered open-end investment companies that are advised by Firm Management, if any, or its U.S. affiliates (“Affiliated Open-End Mutual Funds”).

7.
Such other class of transactions as may be exempted from time to time by the CCO based upon a determination that the transactions do not involve any realistic possibility of a violation of Rule 204A-1 under the Advisers Act 1940, or a violation of Rule 17j-1 under the 1940 Act.  The CCO may exempt designated classes of transactions from any of the provisions of this Policy except the provisions set forth below under Reporting.

8.
Such other specific transactions as may be exempted from time to time by the CCO based upon a determination that the transaction(s) do not interfere or appear to interfere with making decisions in the best interest of the Firm’s investors or advisory clients.  On a case-by-case basis, the Chief Compliance Officer’s office (“CCOO” defined as the CCO or the CFO in his absence, or for the CCO’s transactions)   may exempt a specific transaction from any of the provisions of this Policy except for the provisions set forth below under Reporting.  All requests to exempt a transaction must be in writing using the pre-clearance system and forwarded to the CCOO for approval prior to the execution of the transaction.

E:            Generally Permitted Transactions - Pre-clearanceand Reporting RequiredThe following classes of Permitted Transactions are subject to the pre-clearance requirements under the Policy, although authorization for the transactions (absent short term trading restrictions, or legal or internal restrictions) will generally be granted.

1.	To the extent a security has not been listed under either:

2 Investments made outside of any pre-set amount and pre-determined schedule are subject to pre-clearance and reporting.

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(a) Exempt Securities – No Preclearance or Reporting Required
or
(b) Exempt Transactions – No Pre-clearance Required but Reporting Required,

it shall generally require pre-clearance and reporting.

2
Common examples include stocks, bonds and options. This is not intended to be a comprehensive list.  If a security is not listed under one of the exemptions above, it is included in this section and requires the pre-clearance and reporting requirements noted here.

3.	Purchases directly or indirectly that will provide beneficial ownership in any security in any initial public offering or in a limited offering (204A-1)

F.            Use of Pre-Clearance Systems

All required Persons must pre-clear all personal transactions in Securities (other than Exempt Securities or Exempt Transactions) by submitting a Trade Request Form through the Firm’s pre-clearance System, Compliance11.  If an employee is out of the office and is unable to access the firm’s pre-clearance System, or should it be unavailable in an emergency situation, please contact the CCCO.

Security trades are permitted only on U.S. Exchanges.  All pre-clearance approvals for securities  are effective for three business days including the day that the pre-clearance approval was granted.  If the individual submitting the request wishes to execute a trade after the time period for which approval is granted, a new pre-clearance must be submitted (e.g. in the case of a limit order that has not been executed or is only partially filled within the approved time period)  Good Till Cancelled (GTC) orders are not permitted.

The pre-clearance system attempts to match transactions from authorized brokerage accounts requiring pre-approval to approved trade requests on a daily basis.  If an approved trade request is not found, or if discrepancies occur (quantity for example), an exception notice is emailed to those individuals responsible for reviewing and approving transactions within the pre-clearance system (CFO and CCO).  Exceptions then need to be dealt with on a one-by-one basis.

In addition to trades, the pre-clearance system downloads statements from authorized brokerage accounts showing security holdings for all reported accounts.  For the initial, quarterly and annual reports (see below), employees are responsible for attesting to the fact that they have reported all securities and brokerage account information as required.

The use of the pre-clearance system is intended for all covered staff.  In those instances whereby a covered brokerage account or transaction involving the CCO would otherwise be subject to the approval of the CCO, the system will route such transaction to the CFO for approval, so as to prevent the CCO from approving his own transacrtions.  Conversely, transactions involving the CFO will forwarded by the system to the CCO.

G.           Approved Broker. An employee may not engage, and may not permit any other person or entity to engage, in any purchase or sale of publicly-traded Securities (other than Exempt Securities) in which the employee has, or by reason of the transaction will acquire beneficial ownership, except through a registered broker-dealer.

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To assist in the implementation of the Policy and meet regulatory requirements, all covered persons must maintain their personal accounts (which they are deemed to have Beneficial Interests) with a “Designated Broker” that is available using the third party “By All Accounts” data aggregation service in conjunction with the Firm’s pre-clearance system provider.  Newly covered persons are required to transfer their brokerage account(s) to a Designated Broker within a reasonable period of time from the initial commencement of employment or event causing the account to be covered (i.e. marriage).

The list of Designated Brokers will be maintained by the vendor supplying the preclearance system to the Firm.  Such Designated Brokers are established such that electronic data aggregation feeds to the Firm’s pre-clearance system can be maintained.  Hardship exceptions may be granted for other Broker Dealers to the extent other electronic feeds of data are available.

H.            Pre-Approval of Personal Securities Transactions.  To the extent securities meet applicable criteria as established above by the CCO, the pre-clearance system will automatically  pre-approve (or disapprove) all personal securities transactions in which employees have a direct or indirect beneficial interest.  A record of each pre-approval (or disapproval) shall be evidenced by a duly completed and executed Personal Securities Trading Pre-Approval Request in the pre-clearance system. Exhibit H will be used in emergency situations should access to the pre-clearance system not be available at the time of the request and then subsequently transferred to the pre-clearance system, and thereafter be maintained electronically along with other trades as part of the personal trading system.   All such manual pre-approvals shall be by the CCO or CFO in his absence.  As described earlier, in the event any manual approvals are required for transactions generated by or on behalf of the CCO, then such approvals shall be made at the discretion of the CFO.

Notwithstanding the approval by the CCOO of any securities transaction(s), the following restrictions shall apply to the approved securities transaction(s):

1.	Restricted Securities. No employee shall invest or trade in securities included on the restricted securities or watch list (See Exhibit F).

2.
Black-Out Period.  To the extent the Firm should manage individual client accounts, no employee may purchase a security within three (3) calendar days before or after any known client account intends to buy or sell the same or related security. No employee may sell a security within three (3) calendar days before or after any known client account intends to buy or sell the same or a related security.  Employees are restricted from buying or selling stocks in which any known client portfolio is currently active.  The CCOO may grant exemptions to this restriction where strict adherence would result in prejudice to a client’s interest (for example, when an employee has sold a security and, before the expiration of three calendar days, external events make it important for a client to sell the same or a related security quickly).  In no event, however, may any employee execute a personal transaction in a security on any day during which there is pending for any client any known order in the same security until the order is executed or withdrawn.  This rule applies whether or not the transaction has already been cleared (e.g. earlier in the day than the time at which an order was first placed for a client).

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3.
Short-Term Trading.  No employee may purchase and subsequently sell a security (other than Exempt Securities or Exempt Transactions) within any thirty (30) day period, unless such transaction is approved in writing by the CCOO.  The CCOO shall consider the totality of the circumstances, including: the frequency of short-term trading by the Firm employee, whether the trade would involve a breach of any fiduciary duty; whether it would otherwise be inconsistent with applicable laws and the Firm’s compliance policies and procedures; and whether the trade would create an appearance of impropriety.  Based on the CCOO’s consideration of these issues, the CCOO shall have the sole authority to grant or withhold permission to execute the trade.

4.
Trade Maximums.  Because of the nature of the Firm’s current business, in the course of an employee’s employment with the Firm, varying levels of information are made available on literally hundreds if not thousands of actual or pending securities positions held by the Firm’s current and prospective managers. Employees are reminded against the prohibition against trading on “material non-public” information.

For those other instances, where a security position might simply be either held or anticipated by an existing or proposed portfolio manager, if such securities are excluded from consideration for possible employee purchase, it would preclude employees from being able to invest in a significant portion of the securities market.  At the same time, the Firm recognizes the need to not permit an employee transaction that would impact the market in either a long or short position held by a manager that would subsequently negatively impact the other investors.

To satisfy these requirements, a “De Minimis” trading limit will be placed on non-exempt securities or transactions.  Current limits will be $25,000 for a single security on any one day or $50,000 for the same security within a 30 day period.  Trades for amounts in excess of this resulting from accumulated positions will require CCOO approval.

I.             Initial Report.  An employee shall, no later than 10 days after the employee begins his or her relationship with the Firm, provide the Firm with brokerage account statements and complete an initial holdings report in the firm’s pre-clearance system.  The broker statement will be current as of a date no more than 45 days prior to joining the firm (Rule 17j-1). The content of this initial filing in the firm’s electronic compliance reporting system will include name of brokerage account, brokerage firm and account number.  Exhibit G, List of Personal Brokerage Accounts, may be used to document reporting in those instances where an employee may have initial difficulty establishing Compliance11 system access because of password, By All Accounts access or other system access issues, if authorized by the CCO.

1.
The title and type of security, and as applicable, the exchange ticker symbol or CUSIP, number of shares and principal amount of each security in which the employee had any direct or indirect beneficial ownership when he or she became associated with the Firm or at the end of each calendar year, as applicable (204A-1);

2.
The name of any broker, dealer or bank with whom the employee maintained an account in which any securities were held for his or her direct or indirect benefit as of the date such person became associated with the Firm or at the end of each calendar year, as applicable; and

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3.	The date that the report is submitted by such person.

J.            Quarterly Reports.  On a quarterly basis all employees shall submit to the CCO the Personal Securities Transaction Report using the firm’s electronic compliance reporting system. Exhibit I,  Personal Securities Quarterly Transaction Report, outlines the content of such report, and may be used to document reporting in those instances where an employee may have initial difficulty establishing Compliance11 system access because of password, By All Accounts access or other  system access issues, if authorized by the CCO.  Such report will be due no later than 30 days after the close of the quarter (Rule 17j-1).

K.           Annual Report.  Following the completion of each calendar year, employees must reaffirm the List of Personal Investment Accounts using the firm’s electronic compliance reporting system. Exhibit G, List of Personal Brokerage Accounts, outlines the content of such report, and may be used to document reporting in those instances where an employee may have initial difficulty establishing Compliance11 system access because of password, By All Accounts access or other system access issues, if authorized by the CCO. The report will be submitted within 45 days (Rule 17j-1) of the year-end reporting period.

L.            Record-Keeping Requirements.  [SEC Rule 204-2(a)(13) adopted under the Advisers Act.]

1.	Transaction Record. The CCO is required to establish a form to record personal securities transactions, and which must include the following information:

a.	the name of the individual;
b.	the identity (symbol, CUSIP, etc) and principal amount of the security involved;
c.	the date and nature (buy/sell etc) of the transaction;
d.	the price at which the transaction was effected; and
e.	the name of the broker, dealer or bank where the transaction was effected
f.	the date the information was submitted

The Firm shall satisfy the above recordkeeping requirements by requiring all employees to only utilize and subsequently authorize approved brokers that will supply an electronic feed  of the above information  to the vendor (directly or through another third party vendor) maintaining the Firm’s pre-clearance system.  The Firm will coordinate with the vendor to maintain the data in an accessible format for required retention periods.

2.
Disclosure.  The trade confirmations and monthly account statements may contain a statement declaring that the reporting or recording of any transaction shall not be construed as an admission that the Firm or its employees have any direct or indirect beneficial ownership in the security.

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M.           Review of Reports and Transaction Records.  The CCO or delegate shall utilize the pre-clearance/personal trading system to review each report and transaction record required by this Personal Trading Policy for any evidence of improper trading activities or conflicts of interest by Firm employees as appropriate for the firm’s advisory business (including, but not limited to, insider trading, unreported trades, front running, scalping and other practices that constitute or could appear to involve abuses of employees’ positions with the Firm).  After the review of each report and transaction record, the CCO or designee will so signify in the automated personal trading system his or her acknowledgement, thereby signifying his or her review.

Transaction reports for all employees will be generally be run by the CCO’s delegate.  To the extent exceptions are noted that would normally require further review by the CCO,  however are precluded from his approval because they involve the CCO, then the delegate shall contact the CFO for his/her disposition.

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